

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 28, 2010

GRANITE CONSTRUCTION INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	1-12911	77-0239383
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

585 West Beach Street
Watsonville, California 95076
(Address of principal executive offices) (Zip Code)

(831) 724-1011
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

Introduction

On August 31, 2009, Granite Construction Incorporated ("Granite" or the "Company") announced changes to its organizational structure designed to improve operating efficiencies and better position the Company for long-term growth. In conjunction with the restructure, the Company changed its reportable business segments to reflect its lines of business rather than its geographies, as it has been in recent history. Effective January 1, 2010 the Company's new reportable segments are: Construction, Large Project Construction, Construction Materials and Real Estate. Additionally, the Company reclassified certain costs between cost of revenue and selling, general and administrative expense to better represent our direct cost of revenue. These reclassifications did not have a significant affect on our previously reported net operating results.

For investors who may want to consider the effects of the realignment and reclassifications in advance of the announcement of first quarter 2010 results, Granite is presenting unaudited financial information for the new reportable segments in the following tables. Specifically presented are segment net revenue, gross profit (loss), gross margin (loss) and consolidated selling, general and administrative expense for years ended 2009 and 2008 and for each of the quarterly periods in these years. Information on segment assets and related depreciation, depletion and amortization will be presented in the respective Form 10-Q and 10-K reports beginning with the Form 10-Q report for the three months ended March 31, 2010.

Former Reportable Segments

As indicated in Note 20, "Business Segment Information," of the notes to Granite's consolidated financial statements, set forth in Item 15 of Part IV of Granite's Form 10-K for fiscal year ended December 31, 2009, the Company previously operated in three reportable business segments: Granite West, Granite East, and Granite Land Company.

Granite West's revenues were generated in the western United States from construction projects and the sale of construction materials. Granite West projects tended to be smaller in nature and duration, however, they included some large, complex infrastructure projects. Granite East's revenues were primarily generated in the eastern United States from large, complex infrastructure projects. Granite Land Company's revenues were generated from real estate development projects and services.

Overview of New Reportable Segments

Construction

This segment performs various heavy civil construction projects with a large portion of the work focused on new construction and improvement of streets, roads, highways, bridges, site work and other infrastructure projects. Construction segment projects are typically bid-build projects completed within two years and have a contract value of less than $75 million.

Large Project Construction

This segment focuses on large, complex infrastructure projects which are long-term in nature. Large Project Construction projects include major highways, mass transit facilities, bridges, tunnels, waterway locks and dams, pipelines, canals and airport infrastructure. This segment primarily includes bid-build, design-build and construction management/general contractor (CMGC) contracts, generally with contract values in excess of $75 million.

Construction Materials

This segment mines and processes aggregates and operates plants that produce construction materials for internal use and for sale to third parties.

Real Estate

This segment purchases, develops, operates, sells and invests in real estate related projects and provides real estate services for the Company's operations.

The following tables present unaudited summarized segment information for the years ended December 31, 2009 and 2008 and for each of the quarterly periods in these years (dollars in thousands):

Prior Segments			New Segments				
Year Ended **December 31, 2009**	**Total**	**Construction**	**Large Project** **Construction**	**Construction** **Materials**	**Real Estate**	**Total**	
Net revenue							
Granite West	$ 1,411,016	$ 1,096,729	$ 108,342	$ 205,945	$ -	$ 1,411,016	
Granite East	550,189	55,014	495,175	-	-	550,189	
Granite Land Company	2,274	-	-	-	2,274	2,274	
Net revenue	$ 1,963,479	$ 1,151,743	$ 603,517	$ 205,945	$ 2,274	$ 1,963,479	
Gross profit (loss)							
Granite West	$ 236,868	$ 202,598	$ 19,870	$ 14,400	$ -	$ 236,868	
Granite East	110,823	10,106	100,717	-	-	110,823	
Granite Land Company	(1,318)	-	-	-	(1,318)	(1,318)	
Gross profit (loss)	346,373	212,704	120,587	14,400	(1,318)	346,373	
Cost reclassification	3,136	(3,217)	(487)	6,840	-	3,136	
Gross profit (loss) adjusted	$ 349,509	$ 209,487	$ 120,100	$ 21,240	$ (1,318)	$ 349,509	
Gross margin (loss)							
Granite West	16.8%	18.5%	18.3%	7.0%	-%	16.8%	
Granite East	20.1	18.4	20.3	-	-	20.1	
Granite Land Company	(58.0)	-	-	-	(58.0)	(58.0)	
Gross margin (loss)	17.6	18.5	20.0	7.0	(58.0)	17.6	
Gross margin (loss) adjusted	17.8%	18.2%	19.9%	10.3%	(58.0)%	17.8%	
Selling, general and administrative							
Selling, general and administrative						$	224,910
Cost reclassification							3,136
Selling, general and administrative adjusted						$	228,046

Prior Segments			New Segments				
Year Ended December 31, 2008	**Total**	**Construction**	**Large Project Construction**	**Construction Materials**	**Real Estate**	**Total**	
Net revenue							
Granite West	$ 1,970,196	$ 1,418,583	$ 198,498	$ 353,115	$ -	$ 1,970,196	
Granite East	695,035	66,278	628,757	-	-	695,035	
Granite Land Company	9,013	-	-	-	9,013	9,013	
Net revenue	$ 2,674,244	$ 1,484,861	$ 827,255	$ 353,115	$ 9,013	$ 2,674,244	
Gross profit (loss)							
Granite West	$ 348,818	$ 269,032	$ 37,917	$ 41,869	$ -	$ 348,818	
Granite East	121,425	5,214	116,211	-	-	121,425	
Granite Land Company	(1,523)	-	-	-	(1,523)	(1,523)	
Gross profit (loss)	468,720	274,246	154,128	41,869	(1,523)	468,720	
Cost reclassification	3,229	(3,378)	(557)	7,164	-	3,229	
Gross profit (loss) adjusted	$ 471,949	$ 270,868	$ 153,571	$ 49,033	$ (1,523)	$ 471,949	
Gross margin (loss)							
Granite West	17.7%	19.0%	19.1%	11.9%	-%	17.7%	
Granite East	17.5	7.9	18.5	-	-	17.5	
Granite Land Company	(16.9)	-	-	-	(16.9)	(16.9)	
Gross margin (loss)	17.5	18.5	18.6	11.9	(16.9)	17.5	
Gross margin (loss) adjusted	17.6%	18.2%	18.6%	13.9 %	(16.9)%	17.6%	
Selling, general and administrative							
Selling, general and administrative						$	257,532
Cost reclassification							3,229
Selling, general and administrative adjusted						$	260,761

4

	Prior Segments			New Segments				
Three Months Ended March 31, 2009		Total	Construction	Large Project Construction	Construction Materials	Real Estate		Total
Net revenue								
Granite West	$	197,049	$ 149,769	$ 17,434	$ 29,846	$ -	$	197,049
Granite East		149,906	18,280	131,626	-	-		149,906
Granite Land Company		417	-	-	-	417		417
Net revenue	$	347,372	$ 168,049	$ 149,060	$ 29,846	$ 417	$	347,372
Gross profit (loss)								
Granite West	$	32,939	$ 32,568	$ 2,708	$ (2,337)	$ -	$	32,939
Granite East		34,864	3,754	31,110	-	-		34,864
Granite Land Company		210	-	-	-	210		210
Gross profit (loss)		68,013	36,322	33,818	(2,337)	210		68,013
Cost reclassification		723	(1,146)	(154)	2,023	-		723
Gross profit (loss) adjusted	$	68,736	$ 35,176	$ 33,664	$ (314)	$ 210	$	68,736
Gross margin (loss)								
Granite West		16.7%	21.7%	15.5%	(7.8)%	-%		16.7%
Granite East		23.3	20.5	23.6	-	-		23.3
Granite Land Company		50.4	-	-	-	50.4		50.4
Gross margin (loss)		19.6	21.6	22.7	(7.8)	50.4		19.6
Gross margin (loss) adjusted		19.8%	20.9 %	22.6%	(1.1)%	50.4%		19.8%
Selling, general and administrative								
Selling, general and administrative							$	53,632
Cost reclassification								723
Selling, general and administrative adjusted							$	54,355

5

	Prior Segments			New Segments				
Three Months Ended March 31, 2008		**Total**	**Construction**	**Large Project Construction**	**Construction Materials**	**Real Estate**		**Total**
Net revenue								
Granite West	$	240,002	$ 155,211	$ 33,237	$ 51,554	$ -	$	240,002
Granite East		214,125	11,731	202,394	-	-		214,125
Granite Land Company		673	-	-	-	673		673
Net revenue	$	454,800	$ 166,942	$ 235,631	$ 51,554	$ 673	$	454,800
Gross profit (loss)								
Granite West	$	39,629	$ 33,834	$ 3,297	$ 2,498	$ -	$	39,629
Granite East		58,596	371	58,225	-	-		58,596
Granite Land Company		469	-	-	-	469		469
Gross profit (loss)		98,694	34,205	61,522	2,498	469		98,694
Cost reclassification		(190)	(1,065)	(163)	1,038	-		(190)
Gross profit (loss) adjusted	$	98,504	$ 33,140	$ 61,359	$ 3,536	$ 469	$	98,504
Gross margin								
Granite West		16.5%	21.8%	9.9%	4.8%	-%		16.5%
Granite East		27.4	3.2	28.8	-	-		27.4
Granite Land Company		69.7	-	-	-	69.7		69.7
Gross margin		21.7	20.5	26.1	4.8	69.7		21.7
Gross margin adjusted		21.7%	19.9 %	26.0 %	6.9 %	69.7%		21.7%
Selling, general and administrative								
Selling, general and administrative							$	60,651
Cost reclassification								(190)
Selling, general and administrative adjusted							$	60,461

	Prior Segments		New Segments				
Three Months Ended June 30, 2009		Total	Construction	Large Project Construction	Construction Materials	Real Estate	Total
Net revenue							
Granite West	$	348,304	$ 265,387	$ 25,602	$ 57,315	$ -	$ 348,304
Granite East		112,237	12,069	100,168	-	-	112,237
Granite Land Company		534	-	-	-	534	534
Net revenue	$	461,075	$ 277,456	$ 125,770	$ 57,315	$ 534	$ 461,075
Gross profit (loss)							
Granite West	$	62,882	$ 52,167	$ 2,680	$ 8,035	$ -	$ 62,882
Granite East		21,363	1,409	19,954	-	-	21,363
Granite Land Company		(1,000)	-	-	-	(1,000)	(1,000)
Gross profit (loss)		83,245	53,576	22,634	8,035	(1,000)	83,245
Cost reclassification		650	(775)	(123)	1,548	-	650
Gross profit (loss) adjusted	$	83,895	$ 52,801	$ 22,511	$ 9,583	$ (1,000)	$ 83,895
Gross margin (loss)							
Granite West		18.1%	19.7%	10.5%	14.0%	-%	18.1%
Granite East		19.0	11.7	19.9	-	-	19.0
Granite Land Company		(187.3)	-	-	-	(187.3)	(187.3)
Gross margin (loss)		18.1	19.3	18.0	14.0	(187.3)	18.1
Gross margin (loss) adjusted		18.2%	19.0%	17.9%	16.7%	(187.3)%	18.2%
Selling, general and administrative							
Selling, general and administrative						$	55,669
Cost reclassification							650
Selling, general and administrative adjusted						$	56,319

	Prior Segments		New Segments									
Three Months Ended June 30, 2008		**Total**		**Construction**		**Large Project Construction**		**Construction Materials**		**Real Estate**		**Total**
Net revenue												
Granite West	$	517,463	$	337,338	$	72,836	$	107,289	$	-	$	517,463
Granite East		170,769		16,865		153,904		-		-		170,769
Granite Land Company		6,100		-		-		-		6,100		6,100
Net revenue	$	694,332	$	354,203	$	226,740	$	107,289	$	6,100	$	694,332
Gross profit (loss)												
Granite West	$	92,924	$	61,985	$	13,485	$	17,454	$	-	$	92,924
Granite East		18,757		(1,673)		20,430		-		-		18,757
Granite Land Company		(2,655)		-		-		-		(2,655)		(2,655)
Gross profit (loss)		109,026		60,312		33,915		17,454		(2,655)		109,026
Cost reclassification		1,062		(902)		(144)		2,108		-		1,062
Gross profit (loss) adjusted	$	110,088	$	59,410	$	33,771	$	19,562	$	(2,655)	$	110,088
Gross margin (loss)												
Granite West		18.0%		18.4%		18.5%		16.3%		-%		18.0%
Granite East		11.0		(9.9)		13.3		-		-		11.0
Granite Land Company		(43.5)		-		-		-		(43.5)		(43.5)
Gross margin (loss)		15.7		17.0		15.0		16.3		(43.5)		15.7
Gross margin (loss) adjusted		15.9%		16.8%		14.9%		18.2%		(43.5)%		15.9%
Selling, general and administrative												
Selling, general and administrative											$	65,760
Cost reclassification												1,062
Selling, general and administrative adjusted											$	66,822

8

	Prior Segments		New Segments					
Three Months Ended September 30, 2009	**Total**	**Construction**	**Large Project Construction**	**Construction Materials**	**Real Estate**	**Total**
Net revenue						
Granite West	$ 564,089	$ 451,670	$ 40,892	$ 71,527	$ -	$ 564,089
Granite East	155,214	14,935	140,279	-	-	155,214
Granite Land Company	981	-	-	-	981	981
Net revenue	$ 720,284	$ 466,605	$ 181,171	$ 71,527	$ 981	$ 720,284
Gross profit (loss)						
Granite West	$ 85,499	$ 70,853	$ 7,647	$ 6,999	$ -	$ 85,499
Granite East	20,223	2,529	17,694	-	-	20,223
Granite Land Company	(550)	-	-	-	(550)	(550)
Gross profit (loss)	105,172	73,382	25,341	6,999	(550)	105,172
Cost reclassification	485	(747)	(120)	1,352	-	485
Gross profit (loss) adjusted	$ 105,657	$ 72,635	$ 25,221	$ 8,351	$ (550)	$ 105,657
Gross margin (loss)						
Granite West	15.2%	15.7%	18.7%	9.8%	-%	15.2%
Granite East	13.0	16.9	12.6	-	-	13.0
Granite Land Company	(56.1)	-	-	-	(56.1)	(56.1)
Gross margin (loss)	14.6	15.7	14.0	9.8	(56.1)	14.6
Gross margin (loss) adjusted	14.7%	15.6%	13.9%	11.7%	(56.1)%	14.7%
Selling, general and administrative						
Selling, general and administrative						$ 60,465
Cost reclassification						485
Selling, general and administrative adjusted						$ 60,950

	Prior Segments				New Segments										
Three Months Ended September 30, 2008		Total		Construction		Large Project Construction		Construction Materials		Real Estate			Total	
Net revenue															
Granite West	$	749,487	$	558,499	$	66,510	$	124,478	$	-	$	749,487
Granite East		146,932		11,550		135,382		-		-		146,932
Granite Land Company		1,369		-		-		-		1,369		1,369
Net revenue	$	897,788	$	570,049	$	201,892	$	124,478	$	1,369	$	897,788
Gross profit (loss)												
Granite West	$	133,904	$	101,022	$	17,472	$	15,410	$	-	$	133,904
Granite East		9,916		(1,941)		11,857		-		-		9,916
Granite Land Company		482		-		-		-		482		482
Gross profit (loss)		144,302		99,081		29,329		15,410		482		144,302
Cost reclassification		673		(716)		(142)		1,531		-		673
Gross profit (loss) adjusted	$	144,975	$	98,365	$	29,187	$	16,941	$	482	$	144,975
Gross margin (loss)												
Granite West		17.9%		18.1%		26.3%		12.4%		-%		17.9%
Granite East		6.7		(16.8)		8.8		-		-		6.7
Granite Land Company		35.2		-		-		-		35.2		35.2
Gross margin (loss)		16.1		17.4		14.5		12.4		35.2		16.1
Gross margin adjusted		16.1%		17.3%		14.5%		13.6%		35.2%		16.1%
Selling, general and administrative												
Selling, general and administrative											$	71,933
Cost reclassification												673
Selling, general and administrative adjusted											$	72,606

Prior Segments			New Segments										
Three Months Ended December 31, 2009		**Total**		**Construction**		**Large Project Construction**		**Construction Materials**		**Real Estate**			**Total**
Net revenue													
Granite West	$	301,574	$	229,903	$	24,414	$	47,257	$	-	$	301,574
Granite East		132,832		9,730		123,102		-		-		132,832
Granite Land Company		342		-		-		-		342		342
Net revenue	$	434,748	$	239,633	$	147,516	$	47,257	$	342	$	434,748
Gross profit (loss)													
Granite West	$	55,548	$	47,010	$	6,835	$	1,703	$	-	$	55,548
Granite East		34,373		2,414		31,959		-		-		34,373
Granite Land Company		22		-		-		-		22		22
Gross profit (loss)		89,943		49,424		38,794		1,703		22		89,943
Cost reclassification		1,278		(549)		(90)		1,917		-		1,278
Gross profit (loss) adjusted	$	91,221	$	48,875	$	38,704	$	3,620	$	22	$	91,221
Gross margin													
Granite West		18.4%		20.4%		28.0%		3.6%		-%		18.4%
Granite East		25.9		24.8		26.0		-		-		25.9
Granite Land Company		6.4		-		-		-		6.4		6.4
Gross margin		20.7		20.6		26.3		3.6		6.4		20.7
Gross margin adjusted		21.0%		20.4%		26.2%		7.7%		6.4%		21.0%
Selling, general and administrative													
Selling, general and administrative												$	55,144
Cost reclassification													1,278
Selling, general and administrative adjusted												$	56,422

11

	Prior Segments		New Segments				
Three Months Ended December 31, 2008		Total	Construction	Large Project Construction	Construction Materials	Real Estate	Total
Net revenue							
Granite West	$	463,244	$ 367,535	$ 25,915	$ 69,794	$ -	$ 463,244
Granite East		163,209	26,132	137,077	-	-	163,209
Granite Land Company		871	-	-	-	871	871
Net revenue	$	627,324	$ 393,667	$ 162,992	$ 69,794	$ 871	$ 627,324
Gross profit (loss)							
Granite West	$	82,361	$ 72,191	$ 3,663	$ 6,507	$ -	$ 82,361
Granite East		34,156	8,457	25,699	-	-	34,156
Granite Land Company		181	-	-	-	181	181
Gross profit (loss)	$	116,698	$ 80,648	$ 29,362	$ 6,507	$ 181	$ 116,698
Cost reclassification		1,684	(695)	(108)	2,487	-	1,684
Gross profit (loss) adjusted		118,382	79,953	29,254	8,994	181	118,382
Gross margin							
Granite West		17.8%	19.6%	14.1%	9.3%	-%	17.8%
Granite East		20.9	32.4	18.7	-	-	20.9
Granite Land Company		20.8	-	-	-	20.8	20.8
Gross margin		18.6	20.5	18.0	9.3	20.8	18.6
Gross margin adjusted		18.9%	20.3%	17.9%	12.9%	20.8%	18.9%
Selling, general and administrative							
Selling, general and administrative						$	59,188
Cost reclassification							1,684
Selling, general and administrative adjusted						$	60,872

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANITE CONSTRUCTION INCORPORATED

Date: April 28, 2010

By:/s/ LeAnne M. Stewart

LeAnne M. Stewart
Senior Vice President and Chief Financial Officer

13